09046267

Orbis
Grupa Hotelowa

Warsaw, 2009-05-12

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/39/2009

Ref.: 82-5025

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report No. 11/2009.
Best regards

Ireneusz Węgłowski

Vice-President

Current report no. 11/2009
May 8, 2009.

Subject: Annual General Meeting of Shareholders

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, informs that the Annual General Meeting of "Orbis" S.A. Shareholders is hereby convened for June 15, 2009, at 2 p.m. in the corporate headquarters of the Company at 16 Bracka street (the "Orbis" S.A. Head Office) in Warsaw, Poland, with the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.
2. Confirming that the General Meeting of Shareholders has been properly convened and that is capable of adopting valid resolutions.
3. Election of the ballot counting committee.
4. Adopting the agenda for the meeting.
5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
    a) financial statements of "Orbis" S.A. for the financial year 2008 and the Directors' Report as well as the motion of the Management Board concerning the distribution of profit for the year 2008,
    b) consolidated financial statements of the "Orbis" Group for the financial year 2008 and the Directors' Report.
6. Examination and approval of the Directors' Report on the operations of "Orbis" S.A. for the financial year 2008.
7. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2008.
8. Adopting a resolution concerning distribution of profit for the financial year 2008.
9. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' Report on the operations of the "Orbis" Group for the financial year 2008.
10. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2008.
11. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2008.
12. Adopting a resolution concerning amendment of the By-Laws of the General Meeting.
13. Closing the General Meeting of Shareholders.

The Management Board hereby informs that participation in the General Meeting of Shareholders shall be conditional upon depositing registered share deposit certificates with the Company at the latest one week prior to the General Meeting of Shareholders. Registered share deposit certificates shall be deposited in the „Orbis" S.A. Head Office at 16 Bracka street in Warsaw, Poland (stand in the reception hall on the ground floor) from 10:00 a.m. till 4:00 p.m. until June 7, 2009.

In accordance with Article 407 § 1 of the Polish Partnerships and Companies' Code, the list of shareholders who are entitled to participate in the General Meeting of Shareholders shall be displayed in the Head Office of the Company at 16, Bracka street in Warsaw, Poland, room no 121 (I floor), for three business days before the General Meeting is due to be held.

Shareholders may take part in the General Assembly either personally or through a proxy. Representatives of corporate shareholders should present up-to-date excerpts of court registers which contain the list of persons authorized to represent the company. Representatives whose names are not listed in the said excerpts as persons authorized to represent their company as a single person shall submit a power of attorney signed by persons authorized to represent the said company.

Members of the Management Board and employees of Orbis S.A. may not act as proxies at the General Meeting of Shareholders.